April 27, 2009

VIA EDGAR AND FACSIMILE AT (703) 813-3561
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, DC 20549
Mail Stop 3561
Attn: Mr. Ryan C. Milne

Re:	China Shoe Holdings, Inc
Item 4.01 Form 8-K
Filed on April 7, 2009
Response Letter dated April 22, 2009
File No. 333-139910

Dear Mr. Milne:

On behalf of China Shoe Holding, Inc. (the “Company”) and Zhong Yi (Hong Kong) C.P.A. Company Limited, the following are Zhong Yi (Hong Kong) C.P.A. Company Limited’s responses to the corresponding numbered comments in the April 22, 2009 letter from the Securities and Exchange Commission (the “Commission”), as represented to us by Zhong Yi (Hong Kong) C.P.A. Company Limited in a letter dated April 23, 2009.

1.
We note your response to prior comment one. We note that the name of the independent auditor on your accountant’s report is Zhong Yi (Hong Kong) C.P.A. Company Limited (Zhong Yi). While we see that the accounting firm, ZYCPA Company Limited (ZYCPA) is registered with the Public Company Accounting Oversight Board (PCAOB), we are not able to find that the firm's name, Zhong Yi changed its name to ZYCPA with the PCAOB at their website (updated as of April 1, 2009). Please have your auditors explain to us the facts and circumstances behind the firm's name change and advise us whether the firm's name change was effectuated pursuant to any material change in ownership (ig., change in legal entity, acquisition or merger of two firms or one of the firms legally ceases to exist or practice public accounting with respect to public companies). Please tell us why the reporting requirement under Item 4.01 of Form 8-K do not impact you.

Response:

Your concerns about our firm’s name change from Zhong Yi to ZYCPA and the underlying reason of the change have been addressed to the Securities and Exchange Commission (“SEC”) in January 2009. We have made a full representation to Mr. Kevin M. Stout, Assistant Chief Accountant (Professional Practice) of the SEC and explained the facts and circumstances behind the firm’ name change on January 7, 2009.

On February 9, 2009, we have carried out a telephone discussion with Mr. Ed Bailey and Mr. Kevin Stout of the Office of the Chief Accountant (“OCA”) of the SEC to explain our situation and our firm’s professional qualification.

On February 11, 2009, we have received a written confirmation email from the SEC. We have been confirmed that all audit reports issued since ZYCPA’s registration with the PCAOB on December 4, 2008 should be signed under the ZYCPA name and should indicate underneath the ZYCPA signature that the firm was formerly Zhong Yi for the next 12 months.

We are in the process of Zhong Yi withdrawal application from PCAOB registration and will notify the OCA staff when Zhong Yi completes its withdrawal approval with the PCAOB.

We have also consulted with the OCA staff of the SEC about our name change under Item 4.01 of Form 8-K. It is understood that since ZYCPA and Zhong Yi is the same firm and ZYCPA is going to sign the report indicating as formerly Zhong Yi, our client is not required to file a 4.01 8-K.

*   *   *   *   *

Attached hereto as Exhibit “A” please find the Company’s Tandy representations, executed by the Company’s Chief Executive Officer.

Attached as Exhibit “B” please find a representation letter to Mr. Kevin M. Stout (reference above) as well as email records between ZYCPA (formerly Zhong Yi) and the OCA staff of the SEC.

We hope the above has been responsive to the Commission’s comments.  If you have any questions or require any additional information or documents, please telephone the undersigned at (212) 930-9700.

Sincerely,

/s/ Richard A. Friedman
Richard A. Friedman

cc:           Jonathan So
China Shoe Holding, Inc.
Chief Executive Officer

Exhibit A

China Shoe Holdings, Inc.
488 Wai Qingsong Road,
Waigang, Jiading District, Shanghai
Peoples Republic of China 201800

In connection with the Company's responses in its letter to the Securities and Exchange Commission dated April 27, 2008, the Company hereby acknowledges that:

●	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Rufina

"Stout, Kevin" <Stoutk@SEC.GOV>
<johnny@zy-cpa.com>
"Rufina Pang" <rufina@zy-cpa.com>; "Bailey, Ed" <BAILEYE@SEC.GOV>; "Dorsey, Louise" <DorseyL@SEC.GOV>; "Hunsaker, Stephanie" <HUNSAKERS@SEC.GOV>; "Stout, Kevin" <Stoutk@SEC.GOV>
11/02/2009 22:58 PM
RE: Confirmation of phone call discussion 9 February - ZYCPA

Johnny - Since it is the same firm, and ZYCPA is going to sign the report indicating you were formerly Zhong Yi, your clients do not need to file a 4.01 8-K.

Kevin

From: Zhong Yi - Johnny Tang [mailto:johnny@zy-cpa.com]
Sent: Monday, February 09, 2009 7:29 PM
To: Stout, Kevin; Johnny Tang
Cc: Rufina Pang; Bailey, Ed; Dorsey, Louise; Hunsaker, Stephanie
Subject: Re: Confirmation of phone call discussion 9 February - ZYCPA

Dear Kevin

Thanks you. We will do as requested.

One question. Do each of our US issuer client require to file a Form 8K for our name change?

Very truly yours
Johnny Tang

With best regards
Johnny Tang

From: "Stout, Kevin"
Date: Mon, 9 Feb 2009 13:02:43 -0500
To: <johnny@zy-cpa.com>
Subject: Confirmation of phone call discussion 9 February - ZYCPA

United States

Securities and Exchange Commission

Washington, D. C. 20549

Office of the Chief Accountant

February 9, 2009

by: e-mail
johnny(0,zy-cpa.com

Johnny Tang

ZYCPA Company Limited

Re: Discussion between OCA and Rufina Pang

Dear Mr. Tang,

Ed Bailey and Kevin Stout of the Office of the Chief Accountant ("OCA") of the U.S. Securities and Exchange Commission ("SEC", or "Commission") had a discussion via telephone with Ms. Rufina Pang, partner of ZYCPA Company Limited ("ZYCPA"), on February 9, 2009. The purpose of this e-mail is to confirm the topics of discussion.

OCA does not object to ZYCPA auditing financial statements that are to be filed with the SEC. As such, the SEC will accept audit reports from ZYCPA that are included in filings with the Commission, subject to the same provisions outlined in OCA's letter to Zhong Yi (Hong Kong) CPA Company Limited ("Zhong Yi") dated May 24, 2006.

Based on your representation that ZYCPA constitutes a name change from Zhong Yi, all audit reports issued since ZYCPA's registration with the PCAOB on December 4, 2008 should be signed under the ZYCPA name. Further, for the next 12 months, you should indicate underneath the ZYCPA signature that the firm was formerly Zhong Yi. Your PCAOB registration for Zhong Yi should be withdrawn in accordance with PCAOB Rule 2107 as soon as possible. It should be noted that PCAOB registration is separate from the continued legal existence of the firm. Please notify the OCA staff when Zhong Yi completes its withdrawal from PCAOB registration.

Regarding the PCAOB's inspection of Zhong Yi, it was agreed that you will keep the staff informed of the report and remediation processes. Specifically, if the final inspection report contains criticisms of, or potential defects in, the quality control systems of the firm, PCAOB Rule 4009 allows you to submit evidence or otherwise demonstrate that you have improved such systems and remedied such defects within 12 months from the date of the final report. Therefore, it was agreed that you will notify the staff regarding whether the final inspection report contains such criticisms or defects. If it does, you will keep the staff informed of the following: 1) your progress in addressing the criticisms and/or defects; 2) when evidence of remediation and improvement is submitted to the PCAOB; and 3) the PCAOB's determination of whether you have satisfactorily addressed the criticisms and/or defects.

If you have questions regarding any of the above, please contact myself or Ed Bailey, Senior Associate Chief Accountant, at the U. S. Securities and Exchange Commission: telephone (202) 5515300; mailing address: Office of the Chief Accountant, 100 F Street NE, Washington, D. C. 205497561, USA.

Very truly,

Kevin M. Stout

Assistant Chief Accountant

Professional Practice

cc: SEC Division of Corporation Finance: Stephanie Hunsaker, Louise Dorsey

SEC Office of the Chief Accountant: Ed Bailey

Rufina

"Zhong Yi - Johnny Tang" ciohnny@zy-cpa.corn>
"Stout, Kevin" ‹Stouth@SEC.GOV>: "Johnny Tang' <johnny@zy-cpa.com> Mll"Rulina Pang" <rufina@zy•cpa.corri>
9/02/2009 22:45 PM
Re: ZYCPA Company Limited practice before the SEC

Hi Kevin

Rufina should be calling you to discuss. She got my full authority.

Regards Johnny

With best regards
Johnny Tang

From: "Stout, Kevin"
Date: Mon, 9 Feb 2009 09:06:26 -0500
To: Johnny TANG<johnny@zy-cpa.com>
Subject: RE: ZYCPA Company Limited practice before the SEC

WIt you be calling in the next couple of minutes? 202-551-5930. Thanks

From: Johnny TANG [mailto:johnnygzy-cpa.corn]
Sent: Tuesday, February 03, 2009 12:34 AM
To: Stout, Kevin
Cc: rufina@zy-cpa.com
Subject: Re: ZYCPA Company Limited practice before the SEC

Hi Kevin

The PCAOB inspection team come to our office in the week of October 13, 2008 and selected 2 issuers for their inspection: CSGH and CAGTF. In the closing meeting, they orally expressed that they were satisfied with our quality control system and the overall quality of our work. On November 19, 2008, they send an email notification to no that they have no comment regarding CSGH and 8 comments regarding CAGTF. We provide PCAOB with our response on December 3, 2008. We did not receive further comment letter from the PCAOB since our last response.
For your ease of reference, we attach to you
1) the inspection notification letter
1.1) our response to the inspection notification
2) the logistic
3) the PCAOB inspection data request
4) the PCAOB comment forms with ZY response

For the conference call on Monday, I together with my partner Retina will be able to attend. Please advise whether I should be calling you at the same number 202-551-5930?

With best regards Johnny
---- Original Message ---
From: Stout, Kevin
To: Johnny TANG
Sent Tuesday, February 03, 2009 3:28 AM
Subject RE: ZYCPA Company Limited practice before the SEC

Johnny — We do not need any further documents at this time. However, we just learned that your firm was inspected by the PCAOB in December 2008, which is relevant information. We would Ike to discuss next steps with you. Unfortunately I am unavailable the rest of this week. Would a telephone call next Monday, 9 February, at 9 am EST work for you? If not, please let me know what times would work for you next week.

Regards, Kevin Stout

From: Johnny TANG [maiko:johnnygizy-cpa.com]
Sent: Sunday, February 01, 2009 2:01 AM
To: Stout, Kevin
Cc: Battey, Ed; OCA; Stout, Kevin
Subject: Re: ZYCPA Company Limited practice before the SEC

Dear Kevin

Hope this email finds you well.

Just want to see any further documents that yen may need so as to accelerate the process.

Cheers
Johnny

--- Original Message -----
From: Stout Kevin
To: Johnny  TANG
Cc: Battey, Ed; OCA; Stout, Kevin
Sent Friday, January 16, 2009 11:15 PM
Subject RE: ZYCPA Company Limited practice before the SEC

Johnny — The staff is still reviewing your situation and organizational change. We will respond in the near future. Regarding your question about the engagement letter, the staff does not typically provide advice about the name for the signature. AU Section 310 of the PCAOB interim auditing standards provides guidance around the contents of engagement letters.

Regards, Kevin Stout

From: Johnny TANG [mailto:johnny@zy-cpa.com]
Sent: Sunday, January 11, 2009 8:42 PM
To: Stout, Kevin
Cc: Bailey, Ed; Stout, Kevin; OCA
Subject: Re: ZYCPA Company Limited practice before the SEC

Dear Kevin

lain not pushing for the process but just want to know hew long it will take. We are now renewing some of our engagement letter and just wonder whether we should sign that in the name of the old firm or the new firm.

With best regards
 Johnny

---- Original Message ----
From: Johnny TANG
To: SOW, Kevin
Cc: Bailey, Ed; Stout, Kevin; OCA
Sent Wednesday, January 07, 2009 12:33 PM
Subject Re: ZYCPA Company Limited practice before the SEC

Dear Kevin

Our conversation of yesterday referred.

I hereby attach a loner from Zhong Yi (Hong Kong) C.P.A. Company Limited to explain its relationship with ZYCPA Company Limited.

With best regards
 Johnny

--- Original Message -----
From: Stout Kevin
To: johnny@zy-cpa.com
Cc: Bailey, Ed; Stout, Kevin; OCA
Sent Tuesday, January 05, 2009 4:58 AM
Subject PW: ZYCPA Company Limited practice before the SEC

Johnny — Would you be able to give me a cell tomorrow or Wed at 9 am EST in order to discuss the change in your firm's organization? I can be reached at 202-551-5930. If those times do not work, please propose a better time to discuss.

Regards,

Kevin Stout

From: Johnny TANG [maitto:johnny@zy-cpa.com]
Sent: Thursday, January 01, 2009 11:50 PM
To: OCA
Cc: DCAO Letters; rufina@zy-cpa.com
Subject: ZYCPA Company Limited practice before the SEC

Dear Sir

I am writing on bchlaf of ZYCPA Company Limited, a firm newly registered with the PCAOB. We would like to get your written confirmation that ZYCPA Company Limited is able to practice before the SEC.

YCPA Company Limited is an associated entity to Zhong Yi (Hong Kong) C.P.A. Company Limited, with the same management, some office and sante practice standards. It is to our intention that YCPA Company Limited will be replacing Zhong Yi (Hong Kong) C.P.A. Company Limited to provide the SEC auditing services to all SEC auditing client. It is effectively a change of firm's name but you know we still need to keep the old firm for a while in order to collect all the old receivable before it can be closed.

Should you want us to provide you with more information, please let me know.

Regards,

Johnny Tang
Director
Zhong Yi (Hong Kong) C.P.A. Company Limited
Tel: +852 2573-2296
Fax: +852 2384-2022
E-mail: johnny@zy-cpa com
Web site: http://www. zy-cpa.com/

ZHONG YI (HONG KONG) C.P.A. COMPANY LIMITED

Office of the Chief Accountant
U. S. Securities and Exchange Commission
Washington, D. C. 20549

Attention:	Kevin M. Stout (Phone: (1) 202-551-5930)
Staff Accountant
Professional Practice

January 7, 2009

Dear Sir

Subject: ZYCPA Company Limited

I refer to our recent telephone conversation during which the relationship between Zhong Yi (Hong Kong) C.P.A. Company Limited and ZYCPA Company Limited was discussed. I hereby formally confirm that both firms are now wholly and beneficially owned by me and there is no acquisition nor merger with other accounting practices for both firms since their inception till now.

It is my intention to change the name of Zhong Yi (Hong Kong) C.P.A. Company Limited and for the sake of easy in administration for such a change, I was advised to register a new firm under the new name "ZYCPA Company Limited".

I also hereby confirm that ZYCPA Company Limited will inherit everything from Zhong Yi (Hong Kong) C.P.A. Company Limited including but not limited to the clientele, staffing, office policies, practice standards and etc.

Both ZYCPA Company Limited and Zhong Yi (Hong Kong) C.P.A. Company Limited will be parallel run for a period of time, but not latter than 2 years, and as and when all the client are effectively transferred to ZYCPA Company Limited and the account receivables of Zhong Yi (Hong Kong) C.P.A. Company Limited are all collected, I will cancel Zhong Yi (Hong Kong) C.P.A. Company Limited from the Hong Kong Institute of Certified Public Accountants and also apply for de-registration from the PCAOB.

9th FL., CHINACHEM HOLLYWOOD CENTRE, -13 HOLLYWOOD RD., CENTRAL, HONGKONG

Tel: (852) 2573 2296  Fax: (852) 2384 2022

In view of the above, I am much appreciated to get the approval from Office of the Chief Accountant to allow ZYCPA Company Limited to practice before the U. S. Securities and Exchange Commission.

Should you require further information, please let me know.

Very truly yours

Mr. Johnny Tang
Director

Zhong Yi (Hong Kong) C.P.A. Company Limited
Certified Public Accountants, Hong Kong